Mail Stop 3720

June 13, 2006

Mr. William A. Torzolini
Allied Security Holdings LLC
3606 Horizon Drive
King of Prussia, PA 19406

>   **Re: Allied Security Holdings LLC**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 31, 2006**
>
>   **Form 10-Q for Fiscal Quarters Ended March 31, 2006**
>   **File No. 333-119127**

Dear Mr. Torzolini:

    We have reviewed your supplemental response letter dated May 17, 2006 as well as your filing and have the following comments. As noted in our comment letter dated May 5, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for Fiscal Quarter Ended March 31, 2006

Note 3 – Goodwill and Other Intangible Assets, page 7

1.   We note that you adjusted goodwill during the three months ended March 31, 2006, as well as in the years ended December 31, 2005 and 2004, relating to the Mafco acquisition. Tell us the nature of these adjustments and where you recorded the offset. In addition, tell us your basis in the accounting literature for

recording these adjustments to the purchase price allocation, in light of the fact that the acquisition was consummated in February 2003.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director